UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

REPRO MED SYSTEMS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

759910102

(CUSIP Number)

Michael de León Hawthorne

Dickinson Wright, PLLC

International Square

1825 Eye St. N.W., Suite 900

Washington, D.C. 20006

202-466-5969

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 28, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759910102		SCHEDULE 13D/A

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Andrew I. Sealfon

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization The United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 8,127,250

	8	Shared Voting Power 0

	9	Sole Dispositive Power 8,127,250

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,127,250**

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 21.28%*

14	Type of Reporting Person (See Instructions) IN

*The percentage is calculated based upon total outstanding shares of 38,195,214 as of August 6, 2018, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2018.

**Does not include approximately 115,000 shares of common stock owned by Mr. Andrew Sealfon’s wife, 129,939 shares of common stock held by Mr. Sealfon’s son, Brad A. Sealfon, or 85,000 shares of common stock held by Mr. Sealfon’s daughter, Carolyn Sealfon, as to which Mr. Sealfon disclaims beneficial ownership.

CUSIP No. 759910102	SCHEDULE 13D/A

Explanatory Note:  The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned on August 6, 2018 (the “Schedule 13D”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 1. Security and Issuer.

No change.

Item 2. Identity and Background.

No change.

Item 3. Source and Amount of Funds or Other Consideration.

No change.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

Mr. Sealfon and Dr. Paul M. Baker (“Dr. Baker”), who respectively hold approximately 21% and 5% of the common stock of the Company, requested a special meeting of the shareholders of RMS (the “Special Shareholders’ Meeting”), pursuant to Article II, Section 5 of the Company’s amended and restated by-laws, dated as of October 5, 2016 (the “By-Laws”), and sent the Company notice of the request for the Special Shareholders’ Meeting on August 28, 2018 (the “Notice”), a copy of which is attached as Exhibit 1) to report that Mr. Sealfon and Dr. Baker, who are both members of the Company’s board of directors (the “Board”), further used the Notice to request a special meeting of the Board of RMS (the “Special Board Meeting”), pursuant to Article III, Section 3 of the Company’s By-Laws; and 4) to report that Mr. Sealfon intends to consider all available options to him, with regard to holding, voting, disposing, and acquiring, among other potential actions, his shares of RMS common stock, in light of the subject matters of the Special Shareholders’ Meeting and Special Board Meeting.

At the Special Shareholders’ Meeting, the two matters of business include: 1) the removal of David W. Anderson, Daniel S. Goldberger, Joseph M. Manko, Jr., and Arthur J. Radin as members of the Board; and 2) to vote on new nominees to the Board.  Mr. Sealfon intends to vote to remove all four directors mentioned above, and to vote for replacement directors.

At the Special Board Meeting, the three matters of business include: 1) the removal of Daniel S. Goldberger from all positions with the Company; 2) the removal of Mr. Pettigrew from all positions with the Company; and 3) the nomination and appointment of a new CEO and President of RMS.  Mr. Sealfon intends to vote to remove the individuals mentioned above, and to nominate and vote for the appointment of a new CEO and President.

In light of the foregoing, Mr. Sealfon currently intends to evaluate on an ongoing basis his investments in the Issuer and his options with respect to such investments.  Mr. Sealfon may, for instance, acquire additional shares of common stock for investment and other corporate and strategic purposes if market conditions are favorable, in the open market, in privately negotiated transactions, or otherwise.  Mr. Sealfon may also dispose of some or all of the Issuer’s shares of common stock that he beneficially owns, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued shares of common stock by the Issuer), gift, expiration of options, forfeiture of restricted shares, or otherwise, including, without limitation, sales of shares of common stock pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise.  Mr. Sealfon reserves the right not to acquire shares of common stock at any given time and not to dispose of all or part of his shares of common stock at any given time if he determines such acquisition or disposal is not in his best interest at the time in question.

Other than as described above, Mr. Sealfon does not have any current plans or proposals which relate to, or would result in: (a) any acquisition or disposition of securities of the Company; (b) any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the Issuer’s present capitalization or dividend policy; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s articles of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of the Issuer’s equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.

CUSIP No. 759910102	SCHEDULE 13D/A

Item 5. Interest in Securities of the Issuer

No change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7. Material to be Filed as Exhibits.

Exhibit 1                                               Notice Letter Requesting Special Shareholders’ Meeting and Special Board Meeting, Dated as of August 28, 2018

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 7, 2018

Andrew I. Sealfon

Name: Andrew I. Sealfon